IRSA Propiedades Comerciales S.A.

Moreno 877, 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

October 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IRSA Propiedades Comerciales S.A.
Registration Statement on Form F-1
File No. 333-218307

Ladies and Gentlemen:

IRSA Propiedades Comerciales S.A., an Argentine sociedad anónima (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form F-1 (File No. 333-218307), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 26, 2017 and amended on July 10, 2017, and July 13, 2017, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the public offering of the Company’s common shares contemplated in the Registration Statement at this time. The Registration Statement was declared effective by the Commission on July 20, 2017 but no securities of the Company were offered or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please provide a copy of the order granting withdrawal of the Registration Statement to Jaime Mercado of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (212) 455-2502 or email at jmercado@stblaw.com. If you have any questions regarding this request for withdrawal, please contact Mr. Mercado at (212) 455-3066.

[Signature Page Follows]

Very truly yours,

IRSA PROPIEDADES COMERCIALES S.A.

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of relationship with the markets

[Signature Page to Registration Withdrawal Request Letter]